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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   ICAD, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   44934S 10 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Ethan Seer, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  June 28, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEESS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                                  1 of 5 Pages

CUSIP NO.  44934S 10 7


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Howard

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                    |X|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,294,863

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    40,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,294,863

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,334,863

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________



                                  2 of 5 Pages

      This Amendment No. 1 relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Icad, Inc., a Delaware corporation (the "Company"), formerly know as Howtek, Inc., whose principal executive offices are located at 6405 Congress Avenue, Boca Raton, FL 33487. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D dated June 7, 2002 of Robert Howard (the "Reporting Person").

Item 3.  Source and Amount of Funds or other Consideration.

      2,000,000 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by RH Ventures Inc. ("RH"), a corporation of which the Reporting Person is an officer, sole director and sole shareholder. These shares were acquired by RH in exchange for 1,600,000 shares of Intelligent Systems Software, Inc. ("ISSI") Common Stock owned by RH, pursuant to the terms of the merger of ISSI with and into the Company (the "Merger'), which was consummated on June 28, 2002. 100,000 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that the Reporting Person may acquire from the Company pursuant to the conversion of a Convertible Revolving Credit Promissory Note in the principal amount of $250,000 payable by the Company to the Reporting Person (the "Note") which represents a loan made by the Reporting Person to the Company on June 6, 2002. The Reporting Person used his personal funds to advance to the Company the loan that was evidenced by the Note.

Item 4.  Purpose of Transaction.

      The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) According to the Company there were 25,944,844 outstanding shares of Common Stock on June 28, 2002 after giving effect to the 10,400,000 shares of Common Stock issued in connection with the Merger. Immediately after the consummation of the Merger, the Reporting Person beneficially owned 5,334,863 shares of Common Stock, which amount included (i) 5,184,863 shares owned directly by the Reporting Person, (ii) 10,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 100,000 shares issuable upon conversion of the Note and (iv) 40,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person, (of which 25,000 shares are issuable upon exercise of options owned by the wife of the Reporting Person). The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) - (iii) above and shared voting and disposition power over the shares referred to in item (iv) above.

      (c) During the past 60 days the Reporting Person (i) in connection with the Merger acquired beneficial ownership of 2,000,000 shares of Common Stock in exchange for the 1,600,000 shares of Common Stock of ISSI


                                  3 of 5 Pages
owned by RH immediately prior to the Merger and (ii) the Note was issued by the Company in favor of the Reporting Person in consideration of a loan in the principal amount of $250,000 made by the Reporting Person to the Company. The
Note is convertible into 100,000 shares of Common Stock at $2.50 per share.

      (d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Company has a Convertible Revolving Credit Promissory Note and Revolving Loan and Security Agreement (the "Loan Agreement") with the Reporting Person under which the Reporting Person has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $3,000,000. The Loan Agreement expires January 4, 2004, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2%. The Loan Agreement entitles the Reporting Person to convert outstanding advances into shares of Common Stock at any time based on the lesser of the market price of the Common Stock at the time of the advance or at the time of conversion of the Note.

      In connection with the Merger, the Company entered into a stockholders' agreement with the Reporting Person, the Company's Chief Executive Officer and certain stockholders of ISSI. The parties to the stockholders' agreement agreed to limit the number of shares of the Company's Common Stock each may sell on a quarterly basis over the course of two years from the consummation of the Merger.

      Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.


                                  4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    August 8, 2002


                                                     /s/ Robert Howard
                                                     -----------------
                                                     Robert Howard


                                  5 of 5 Pages